Pricing Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-250800

Issuer Free Writing Prospectus dated February 9, 2021

Relating to Preliminary Prospectus Supplement dated February 9, 2021

ELECTRONIC ARTS INC.

Pricing Term Sheet

Issuer:	Electronic Arts Inc.

Ticker:	EA

Security Type:	SEC Registered

Trade Date:	February 9, 2021

Settlement Date:	February 11, 2021 (T+2)

Minimum Denominations:	$2,000 and multiples of $1,000 in excess thereof

Day Count:	30/360

1.850% Senior Notes due 2031

Principal Amount:	$750,000,000

Maturity Date:	February 15, 2031

Coupon:	1.850%

Public Offering Price:	99.727% of the Principal Amount

Net Proceeds (Before Expenses):	$743,077,500

Benchmark Treasury:	UST 0.875% due November 15, 2030

Benchmark Treasury Price/Yield:	97-12 / 1.160%

Spread to Benchmark Treasury:	72 basis points

Yield to Maturity:	1.880%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2021

Make-Whole Call:	At any time prior to November 15, 2030, at a discount rate of Treasury plus 12.5 basis points

Par Call:	On or after November 15, 2030

CUSIP:	285512AE9

ISIN:	US285512AE93

2.950% Senior Notes due 2051

Principal Amount:	$750,000,000

Maturity Date:	February 15, 2051

Coupon:	2.950%

Public Offering Price:	99.466% of the Principal Amount

Net Proceeds (Before Expenses):	$739,432,500

Benchmark Treasury:	UST 1.375% due August 15, 2050

Benchmark Treasury Price/Yield:	87-00 / 1.957%

Spread to Benchmark Treasury:	102 basis points

Yield to Maturity:	2.977%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2021

Make-Whole Call:	At any time prior to August 15, 2050, at a discount rate of Treasury plus 15.0 basis points

Par Call:	On or after August 15, 2050

CUSIP:	285512AF6

ISIN:	US285512AF68

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Co-Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Siebert Williams Shank & Co., LLC

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or BofA Securities, Inc. toll free at (800) 294-1322.

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